UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 15, 2020

Commission file number 1- 33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

Suite 2000—550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐ No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐ No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2020 Proxy Statement of Teekay Tankers Ltd. (the “Company”) dated May 15, 2020.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 15, 2020	By:	/s/ Arthur Bensler
Arthur Bensler Secretary

TEEKAY TANKERS LTD. Suite 2000, Bentall 5 550 Burrard Street, Vancouver, BC V6C 2K2 Canada

May 15, 2020

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2020 annual meeting of shareholders of Teekay Tankers Ltd. The annual meeting will be held at:

Place:	Suite 2000, Bentall 5
550 Burrard Street,
Vancouver, BC V6C 2K2
Canada

Date:	Wednesday, June 24, 2020

Time:	12:00 p.m. Pacific Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Teekay Tankers Ltd. The principal business to be transacted at the annual meeting will be the election of the Company’s directors for a term of one year. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors.

We are furnishing proxy materials to our shareholders over the Internet. On or about May 15, 2020, we will mail to our shareholders a notice containing instructions on how to access our 2020 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

KEVIN MACKAY

President and Chief Executive Officer

2020 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING		3
Q:	Why am I receiving these materials?	3
Q:	What information is contained in this proxy statement?	3
Q:	How may I obtain Teekay Tankers’ annual report to shareholders?	3
Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	3
Q:	What items of business will be voted on at the annual meeting?	3
Q:	How does the Board recommend that I vote?	3
Q:	What shares can I vote?	3
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?	4
Q:	How can I attend the annual meeting?	4
Q:	How can I vote my shares in person at the annual meeting?	4
Q:	How can I vote my shares without attending the annual meeting?	5
Q:	Can I change my vote?	5
Q:	Is my vote confidential?	5
Q:	What are the relative voting rights of Teekay Tankers’ Class A common stock and Class B common stock?	5
Q:	How many shares must be present or represented to conduct business at the annual meeting?	5
Q:	How are votes counted?	5
Q:	What is the voting requirement to approve each of the proposals?	6
Q:	Is cumulative voting permitted for the election of directors?	6
Q:	What happens if additional matters are presented at the annual meeting?	6
Q:	What should I do if I receive more than one set of voting materials?	6
Q:	How may I obtain a separate set of voting materials?	6
Q:	Who will bear the cost of soliciting votes for the annual meeting?	7
Q:	Where can I find the voting results of the annual meeting?	7
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	7
Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?	8
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS		9
DIRECTOR COMPENSATION		14
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2019		14
PROPOSALS TO BE VOTED ON		15
PROPOSAL NO. 1 ELECTION OF DIRECTORS		15
INFORMATION ABOUT THE DIRECTOR NOMINEES		16
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		18
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS		19
EXECUTIVE OFFICERS		21
PRINCIPAL AUDITOR FEES AND SERVICES		22
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS		23

i

TEEKAY TANKERS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 24, 2020 12:00 p.m. Pacific Time

Place	Suite 2000, Bentall 5 550 Burrard Street, Vancouver, BC V6C 2K2 Canada*

Items of Business

(1)   To elect five directors to Teekay Tankers Ltd.’s Board of Directors for a term of one year.

(2)   To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is April 29, 2020. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about May 15, 2020, we will mail to our shareholders a notice containing instructions on how to access our 2020 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 3 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

KEVIN MACKAY

President and Chief Executive Officer

May 15, 2020

*We are sensitive to public health concerns and recommendations that public health officials have issued in light of the evolving coronavirus (or COVID-19) situation. If local regulations do not permit or recommend against the holding of our annual meeting in person, the annual meeting may be held solely by means of remote communication. If we decide to hold the meeting solely by means of remote communication, we will announce alternative arrangements for the annual meeting in advance of the annual meeting. If the annual meeting is held remotely, shareholders will have the same opportunity to participate in the meeting as they would at an in-person meeting. Please monitor Teekay Tankers’ press releases, which are posted on our website at www.teekaytankers.com, for updated information.

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about

May 15, 2020.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:

The Board of Directors (or Board) of Teekay Tankers Ltd., a corporation organized in the Republic of The Marshall Islands (or Teekay Tankers or the Company), is providing these proxy materials to you in connection with Teekay Tankers’ annual meeting of shareholders, which will take place on June 24, 2020. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and Teekay Tankers’ executive officers, and certain other information about Teekay Tankers.

Q:	How may I obtain Teekay Tankers’ annual report to shareholders?

A:	A copy of our annual report to shareholders may be found under “Financials & Presentations” in the “Investors — Teekay Tankers Ltd.” section of our website at https://www.teekay.com.

Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:

Our 2019 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2019 Annual Report on Form 20-F are available under “Financials & Presentations—SEC Filings” in the “Investors — Teekay Tankers Ltd.” section of our website at www.teekay.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2019 Annual Report on Form 20-F from:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2 Canada

Attention: Investor Relations

Telephone: (604) 609-2963

Email: investor.relations@teekay.com

Teekay Tankers will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	the election of five directors to Teekay Tankers’ Board for a term of one year; and

•	any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:	What shares can I vote?

A:

Each share of Teekay Tankers common stock issued and outstanding as of the close of business on April 29, 2020, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay Tankers’ common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting.

On the record date for the annual meeting, we had approximately 29.1 million shares of Class A common stock and 4.6 million shares of Class B common stock issued and outstanding. You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most Teekay Tankers shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay Tankers’ transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay Tankers. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay Tankers management or to vote in person at the meeting. Teekay Tankers has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:

You are entitled to attend the annual meeting only if you were a Teekay Tankers shareholder as of the close of business on April 29, 2020 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 12:00 p.m. Pacific Time.

We are sensitive to public health concerns and recommendations that public health officials have issued in light of the evolving coronavirus (or COVID-19) situation. If local regulations do not permit or recommend against the holding of our annual meeting in person, the annual meeting may be held solely by means of remote communication. If we decide to hold the meeting solely by means of remote communication, we will announce alternative arrangements for the annual meeting in advance of the annual meeting. If the annual meeting is held remotely, shareholders will have the same opportunity to participate in the meeting as they would at an in-person meeting. Please monitor Teekay Tankers’ press releases, which are posted on our website at www.teekaytankers.com, for updated information.

Q:	How can I vote my shares in person at the annual meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online or by telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:

You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to Teekay Tankers’ Corporate Secretary by mail, which must be received prior to your shares being voted in accordance with the earlier proxy, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay Tankers or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay Tankers’ management.

Q:	What are the relative voting rights of Teekay Tankers’ Class A common stock and Class B common stock?

A:

Holders of shares of Class A common stock and Class B common stock are entitled to vote on all matters submitted to a vote of shareholders at the meeting. Holders of Teekay Tankers’ Class A common stock will be entitled to one vote per share on all matters voted on at the meeting. Pursuant to Teekay Tankers’ articles of incorporation, holders of Teekay Tankers’ Class B common stock are generally entitled to five votes per share, provided that the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Based on the current number of outstanding shares of Teekay Tankers’ Class A common stock and Class B common stock, each outstanding share of Class B common stock will be entitled to five votes on all matters voted on at the meeting.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:

The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the total voting power of all shares of Teekay Tankers’ Class A and Class B common stock entitled to vote must be present in person or represented by proxy. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:

In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST” because the required vote, in each case, is based on the number of shares outstanding rather than the number of votes cast.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay Tankers’ nominees to the Board and in the discretion of the proxyholders on any other matters that properly come before the meeting.)

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, such as the election of directors, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the five persons receiving the highest number of “FOR” votes at the annual meeting will be elected.

Any other proposal requires the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:

No. Teekay Tankers does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of Class A common stock outstanding as of the close of business on the record date is entitled to one vote and each share of Class B common stock outstanding as of the close of business on the record date is entitled to five votes.

Q:	What happens if additional matters are presented at the annual meeting?

A:

Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Vincent Lok, Stewart Andrade and Arthur Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2 Canada

Attention: Investor Relations

Telephone: (604) 609-2963

Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:

Teekay Tankers is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of 2020.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay Tankers’ proxy statement for the annual meeting next year, the written proposal must be received by Teekay Tankers’ Corporate Secretary at the address set forth below no later than December 31, 2020. Such proposals also will need to comply with Teekay Tankers’ bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Corporate Secretary

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2 Canada

For a shareholder proposal that is not intended to be included in Teekay Tankers’ proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay Tankers common stock to approve that proposal, provide the information required by Teekay Tankers’ bylaws and give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay Tankers’ Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for election at an annual shareholder meeting, provided certain ownership requirements are met. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay Tankers’ common stock to elect such nominee and provide the information required by Teekay Tankers’ bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will owe a fiduciary obligation to Teekay Tankers and its shareholders if elected. In addition, the shareholder must give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Teekay Tankers’ Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay Tankers’ bylaws are also available under “Governance” in the “Investors — Teekay Tankers Ltd.” section of our website at www.teekay.com.

Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?

A:	You may submit any communication intended for Teekay Tankers’ Board by directing the communication by mail or fax addressed to:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Canada

Attention: Chairman

Fax: (604) 609-6447

Communications that are intended specifically for non-management directors should be addressed to the Audit Committee and sent to the above address.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay Tankers is committed to sound corporate governance principles. These principles contribute to Teekay Tankers’ business success and are essential to maintaining Teekay Tankers’ integrity in the marketplace. Teekay Tankers’ Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com. Although Teekay Tankers is a foreign private issuer, the Company has voluntarily chosen to comply in all material respects with the New York Stock Exchange (or NYSE) domestic corporate governance listing standards applicable to U.S. controlled companies, other than obtaining shareholder approval prior to the adoption of equity compensation plans and undertaking certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock in a transaction.

Board Independence

The Board has determined that each of our directors other than Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, and Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the NYSE director independence standards, as currently in effect. The Board currently consists of five members.

The Board has determined that each existing member of Teekay Tankers’ Audit Committee and Conflicts Committee has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards. In addition, the Board has determined that each member of the Audit Committee and the Conflicts Committee also satisfies Teekay Tankers’ Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

As of the date of this proxy statement, the Board has five directors and the following three committees: (1) Audit, (2) Conflicts, and (3) Nominating and Corporate Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com. During 2019, the Board held six meetings. Directors attended all board meetings with the exception of one director missing one board meeting. All committee members attended all committee meetings in 2019, except one committee member missed one committee meeting. The membership of each of the committees, as of the date of this proxy statement, and the number of meetings of each committee held during 2019, are as follows:

Name of Director	Audit		Conflicts		Nominating and Corporate Governance

Independent Directors:
Sai W. Chu	X	*	X		X
Richard T. du Moulin	X		X	*	X	*
David Schellenberg	X

Non-independent Directors:
Arthur Bensler
Kenneth Hvid

Number of Meetings in 2019	6		1		4

X = Committee member

* = Chair

Audit Committee

Teekay Tankers’ Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that Sai W. Chu qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay Tankers’ financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and the independent auditor.

Specific duties of the Audit Committee include, among others, the following:

•	engagement of Teekay Tankers’ independent auditor;

•	evaluation of the independent auditor’s qualifications, performance and independence, presentation of its conclusions to the Board and, if appropriate, termination of the independent auditor;

•	pre-approval of all audit and non-audit services the independent auditor is permitted to provide Teekay Tankers and approval of the fees for such services;

•

meeting with management and the independent auditor to review and discuss annual and quarterly financial statements, specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, as applicable, the independent auditor’s report on financial statements, reporting on internal control over financial reporting, or its review report on interim financial statements;

•

periodic assessment of accounting practices and policies and risk and risk management, including Teekay Tankers’ policy on use of derivatives and its compliance with the policy and any report issued by the independent auditor regarding Teekay Tankers’ internal controls;

•	review of Teekay Tankers’ internal controls, internal audit function and corporate policies with respect to financial information;

•

periodic review with management, and if applicable, the independent auditor, of any material correspondence with, or other material action by, regulators or governmental agencies, any material legal affairs of Teekay Tankers, and Teekay Tankers’ compliance with applicable laws and listing standards;

•	oversight of the hiring of any employees or former employees of the independent auditor to ensure compliance with applicable regulations;

•	periodic review and monitoring of compliance with and the effectiveness of Teekay Tankers’ Standards of Business Conduct Policy;

•

oversight of the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters and the confidential submission by employees of concerns regarding questionable accounting or auditing matters;

•	regularly reporting to the Board on significant matters arising from the Committee’s activities;

•	preparing an Audit Committee report for inclusion in the annual proxy statement;

•	annually reviewing the Audit Committee charter and the Committee’s performance; and.

•	periodically reviewing risks that may have a significant impact on Teekay Tankers’ financial statements.

The Audit Committee works closely with Teekay Tankers’ management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from Teekay Tankers for outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly, and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 23 of this proxy statement.

Conflicts Committee

Teekay Tankers’ Conflicts Committee is composed entirely of directors who satisfy the same heightened NYSE and SEC independence standards as apply to audit committee membership. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (1) Teekay Tankers and (2) its controlling shareholder, Teekay Corporation, or its affiliates (other than Teekay Tankers and its subsidiaries) or (b) material related-party transactions, including transactions between Teekay Tankers and its officers or directors or their affiliates.

The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself. The Conflicts Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay Tankers for, outside advisers as the Conflicts Committee deems necessary to fulfill its purposes, duties and responsibilities.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently composed of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.

The Nominating and Corporate Governance Committee:

•	identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;

•	maintains oversight of the operation and effectiveness of the Board and corporate governance of Teekay Tankers.

•	develops, updates and recommends to the Board corporate governance principles and policies applicable to Teekay Tankers and monitors compliance with these principles and policies;

•	discharges responsibilities of the Board relating to the Board’s compensation; and

•	exercises overall responsibility for approving and evaluating Teekay Tankers’ incentive compensation plans and equity-based plans.

Specific duties of the Nominating and Corporate Governance Committee include, among others: periodically assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; developing procedures for selecting the Chair of the Board; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability of Directors and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating and Corporate Governance Committee should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Corporate Secretary

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2 Canada

In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for consideration at an annual shareholders meeting, provided certain ownership requirements are met. For a description of the process for nominating directors in accordance with Teekay Tankers’ bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 7 of this proxy statement.

Director Qualifications

Teekay Tankers’ Corporate Governance Guidelines include Board membership guidelines that the Nominating and Corporate Governance Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Corporate Governance Committee should consider: the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; and commitment to act in the best interests of Teekay Tankers and its stakeholders; and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Corporate Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay Tankers’ Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “ Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com.

Identifying and Evaluating Nominees for Directors

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Corporate Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee and may be considered at any time during the year. As described above, the Nominating and Corporate Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Corporate Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions

Teekay Tankers’ non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. A non-management director presides over each executive session of the non-management directors, although the same director is not required to preside over each session. Any non-management director may request that additional executive sessions of the non-management directors be held, and the presiding non-management director for the previous session will determine whether to call any such meeting.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay Tankers’ Board by mail or fax addressed to:

Teekay Tankers Ltd.

Suite 2000, Bentall 5, 550 Burrard Street

Vancouver, BC V6C 2K2 Canada

Attention: Chairman

Fax: (604) 609-6447

Communications that are intended specifically for non-management directors should be addressed to the Audit Committee and sent to the above address.

The Board’s Role in Risk Oversight

Semi-annually, Teekay Corporation’s Vice President, Risk & Audit Services, who reports directly to the Audit Committee by operation of the Management Agreement (please read “Certain Relationships and Related Person Transactions—Management Agreement” below), presents to the entire Board for its discussion and review Teekay Tankers’ top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations, or COSO.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer” and as a “controlled company,” Teekay Tankers is exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The following are the significant ways in which Teekay Tankers’ corporate governance practices differ from those followed by U.S. controlled companies:

•

Teekay Tankers does not seek shareholder approval prior to the adoption of equity compensation plans or undertaking certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock in a transaction.

Unlike domestic companies listed on the NYSE, foreign private issuers and all controlled companies are not required to have a majority of independent directors or to have a compensation committee or a nominating and corporate governance committee comprised of independent directors. However, the Board currently includes a majority of independent directors and has a nominating and corporate governance committee that currently consists of independent directors. Primarily because Teekay Tankers’ executive officers are employees of Teekay Corporation, with a portion of their compensation reimbursed by Teekay Tankers, the Board does not have a compensation committee. Please read “Executive Officers—Executive Compensation.”

DIRECTOR COMPENSATION

The following table provides information about Teekay Tankers’ compensation and reimbursement practices during 2019 for non-employee directors. Directors who are employees of Teekay Corporation and its subsidiaries do not receive any separate compensation for their Teekay Tankers’ Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2019

Annual cash retainer	$60,000
Additional cash retainer for:
• Chair of Audit Committee	$17,000
• Member of Audit Committee[1]	$ 7,500
• Chair of Conflicts Committee	$12,500
• Member of Conflicts Committee	$ 7,500
• Chair of Nominating and Corporate Governance Committee	$10,000
• Member of Nominating and Corporate Governance Committee	$ 5,000
Reimbursement for expenses attendant to Board membership	Yes
Additional retainer paid in Company securities (Non-Employee Directors)	$75,000
Range of total compensation earned by directors (for the year)	$20,000 to $87,500

1 No additional cash retainer for being a Member of the Audit Committee is provided to David Schellenberg, as this is included in his compensation as Teekay Corporation’s Board Chair.

For 2019, the annual retainer was paid by way of a grant of, at the director’s election, restricted stock or stock options under the Teekay Tankers Ltd. 2007 Long Term Incentive plan. Pursuant to this annual retainer, during 2019 we granted 365,625 stock options of Class A common stock at a price of $1.00 per share, 105,140 stock options of Class A common stock at a price of $1.07 per share and 159,375 shares of restricted stock. The stock options and restricted stock vest immediately. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay Tankers’ Board of Directors currently consists of five directors. At the 2020 annual meeting, five directors will be elected to serve for a one-year term until the 2021 annual meeting and until their successors are elected. Votes may not be cast for a greater number of director nominees than five.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay Tankers’ executive officers and directors.

If you sign and return your proxy or voting instruction card, or vote online or by telephone, but do not give instructions for the voting of directors, your shares will be voted “FOR” the five persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The five persons receiving the highest number of “FOR” votes represented by shares of Teekay Tankers’ common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

All of the nominees were recommended by the Nominating and Corporate Governance Committee, and the Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Vincent Lok, Stewart Andrade and Arthur Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Kenneth Hvid Director since 2017 Age 51	Mr. Hvid joined the board of Teekay Tankers Ltd. in 2017 and was appointed Chairman of the Board on June 12, 2019. Mr. Hvid joined the board of Teekay Corporation on June 10, 2019 and has served as President and CEO since 2017. Mr. Hvid has served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) since 2011 and was reappointed as a director of Teekay GP L.L.C. in 2018, having previously served as a director from 2011 to 2015. Mr. Hvid was appointed Chairman of Teekay GP L.L.C. on May 29, 2019. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division. In that role, Mr. Hvid was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating, storage and offtake business and related offshore activities. Mr. Hvid served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and CEO of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore Group Ltd.), from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.
Arthur Bensler Director since 2013 Age 62

Mr. Bensler joined the board of Teekay Tankers Ltd. in 2013 and served as Chairman from 2013 to June 12, 2019. He has served as Corporate Secretary of Teekay Tankers Ltd. from 2007 to 2014 and was reappointed on July 31, 2019. Mr. Bensler is Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has more than 20 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. He has served as General Counsel to the Company since its inception. In addition to his role as General Counsel, he serves as Assistant Corporate Secretary of Teekay GP L.L.C, the general partner of Teekay LNG Partners L.P. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from 2005 to 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Sai W. Chu Director since 2019 Age 53

Mr. Chu joined the board of Teekay Tankers Ltd. on May 29, 2019. Mr. Chu brings extensive financial experience to the Company with over 30 years of finance, operations and strategy experience primarily with public companies in shipping, specialty finance, utilities and technology. From 2007 to 2015, he was Chief Financial Officer of Seaspan Corporation (NYSE: SSW), a containership lessor, and from 2004 to 2007 he served in various financial roles within its related companies. From 1994 to 2004 he held financial roles with other companies, including BC Gas Inc. (now Fortis Inc.). Since 2017, he has been Chief Financial Officer of UrtheCast Corporation, a TSX-listed (TS: UR) big data company specialized in satellite imaging, data services and geo-analytics with global operations. Mr. Chu is a member of the Advisory Board of Maritime Partners LLC, a Jones Act focused leasing platform and a founding board member of Canada’s Digital Technology Supercluster. He is currently an advisor to Canada’s Digital Technology Supercluster and to A2Z Capital Inc., a private equity firm. Mr. Chu is a member of the Institute of Chartered Professional Accountants of Canada.

Richard T. du Moulin Director since 2007 Age 73	Mr. du Moulin joined the board of Teekay Tankers Ltd. in 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman Emeritus of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm and is on the board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and served as a director of Globe Wireless L.L.C. and Tidewater, Inc.
David Schellenberg Director since 2019 Age 56

Mr. Schellenberg joined the board of Teekay Tankers Ltd. on June 12, 2019. Mr. Schellenberg has been a member of the Teekay Corporation board of directors since 2017 and was appointed as Chairman of the Board of Teekay Corporation on June 10, 2019. He also joined the board of Teekay GP L.L.C. on May 29, 2019. Mr. Schellenberg brings over 25 years of financial and operating leadership to the Teekay Tankers Board and is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver. Prior to that, he was with Conair Group and its subsidiary Cascade Aerospace, specialty aviation and aerospace businesses, from 2000 to 2013 and was President and CEO from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization and holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of December 31, 2019 (except as otherwise noted), of Teekay Tankers’ Class A common stock and Class B common stock by:

•	each person or entity known by Teekay Tankers to beneficially own more than 5% of the Class A or Class B common stock; and

•	all current Teekay Tankers directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Teekay Tankers.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2020 (60 days after December 31, 2019) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Beneficially Owned	Class B Common Stock Beneficially Owned	Percentage of Class B Common Stock Beneficially Owned	Percentage of Total Class A and Class B Common Stock Beneficially Owned (1)
Teekay Corporation Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2K2 Canada	5,036,306	17.3%	4,625,997	100%	28.7%

All current directors and executive officers, as a group (7 persons) (2)	378,467	1.3%	Nil	Nil	1.1%

(1) The total voting power represented by shares beneficially owned by Teekay Corporation is 9.7% for Class A common stock, 44.5% for Class B common stock and 54.0% for total Class A and Class B common stock. This is based on a total of approximately 29,028,579 outstanding shares of our Class A common stock and 4,625,997 shares of our Class B common stock as of December 31, 2019.

(2) Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, on the Board of Directors of which serves Teekay Tankers’ directors David Schellenberg and Kenneth Hvid. In addition, Mr. Hvid is Teekay Corporation’s President and Chief Executive Officer and Mr. Schellenberg is Teekay Corporation’s Chairman. Mr. Bensler is a director and our Corporate Secretary, and is the Executive Vice President, General Counsel and Corporate Secretary of Teekay Corporation, and Stewart Andrade is our Chief Financial Officer and Vice President, Strategy and Business Development of Teekay Corporation. Please read “Certain Relationships and Related Party Transactions—Teekay Tankers Executive Officers and Certain of its Directors” for more detail.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Teekay Tankers has relationships or is a party to transactions with Teekay Corporation and certain of its subsidiaries. These and other relationships and transactions are described below.

Teekay Corporation’s Ownership Interest and Voting Control; Renunciation of Business Opportunities in Favor of Teekay Corporation

As of the date of this proxy statement, Teekay Corporation owns, directly or indirectly, 4,625,997 shares of Teekay Tankers’ Class B common stock and 5,036,306 shares of Teekay Tankers’ Class A common stock, representing a 28.7% ownership interest in Teekay Tankers and 54.0% of the aggregate voting power of Teekay Tankers’ outstanding shares of common stock. Please read “Common Stock Ownership of Certain Beneficial Owners and Management” for more information.

Teekay Tankers Class B common stock has five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while Teekay Tankers Class A common stock has one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of Teekay Tankers’ outstanding Class B common stock and holds additional shares of Class A common stock. Because of Teekay Tankers’ dual-class structure, Teekay Corporation may continue to control all matters submitted to Teekay Tankers’ shareholders for approval even if it and its affiliates own significantly less than 50% of the shares of Teekay Tankers’ outstanding common stock.

Teekay Tankers’ articles of incorporation renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and Teekay Tankers. This provision effectively limits the fiduciary duties Teekay Tankers or its shareholders otherwise may be owed regarding these business opportunities by the Teekay Tankers directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates. If Teekay Corporation or its affiliates (other than Teekay Tankers and its subsidiaries) no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers’ outstanding capital stock and no person who is an officer or director of Teekay Tankers is also an officer or director of Teekay Corporation or its other affiliates (other than Teekay Tankers and its subsidiaries), then this business opportunity provision of Teekay Tankers’ articles of incorporation will terminate.

Teekay Tankers’ Executive Officers and Certain of its Directors

Kenneth Hvid, Teekay Tankers’ Chairman and one of its directors, is also a director and President and Chief Executive Officer of Teekay Corporation and serves as a director and Chairman of the general partner of Teekay Corporation’s publicly-listed subsidiary, Teekay LNG Partners L.P., and as a director of the general partner of Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) Mr. Hvid will retire from the board of directors of the general partner of Altera Infrastructure L.P. effective June 17, 2020.

David Schellenberg, one of Teekay Tankers’ directors is also a director and Chairman of Teekay Corporation and serves as a director of the general partner of Teekay Corporation’s publicly listed subsidiary, Teekay LNG Partners L.P.

Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer is also a member of Teekay Corporation’s executive team and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers.

Arthur Bensler, Teekay Tankers’ Corporate Secretary and one of its directors, is also Executive Vice President, General Counsel and Corporate Secretary of Teekay Corporation.

Stewart Andrade, Teekay Tankers’ Chief Financial Officer, is also Vice President, Strategy and Business Development of Teekay Corporation.

Management Agreement

In connection with Teekay Tankers’ initial public offering, it entered into a long-term management agreement with its manager, which is currently Teekay Corporation’s subsidiary, Teekay Shipping Limited, as successor by merger to the initial manager, Teekay Tankers Management Services Ltd. (the Manager and the Management Agreement). Pursuant to the Management Agreement, the Manager provides certain administrative and strategic services to Teekay Tankers.

For more information about these and other relationships and related party transactions, please read “Item 7. Major Shareholders and Related Party Transactions” of Teekay Tankers’ Annual Report on Form 20-F filed with the SEC on April 14, 2020.

EXECUTIVE OFFICERS

The following table provides information about the executive officers of Teekay Tankers.

Name	Age	Position
Kevin Mackay	51	President and Chief Executive Officer
Stewart Andrade	48	Chief Financial Officer

Kevin Mackay	Mr. Mackay was appointed President and Chief Executive Officer of Teekay Tankers in 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Mr. Mackay joined Teekay from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director – Americas, Senior Vice President, responsible for AET’s business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.
Stewart Andrade

Stewart Andrade was appointed Chief Financial Officer of Teekay Tankers in 2017. He joined Teekay in 2002 and has worked in a variety of roles at Teekay and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers into one of the world’s leading tanker companies. Mr. Andrade is also responsible for Strategy and Business Development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a Canadian Chartered Professional Accountant.

Executive Compensation

As Teekay Tankers’ executive officers are employees of Teekay Corporation, their compensation is set and generally paid by Teekay Corporation, and Teekay Tankers reimburses Teekay Corporation for time spent by its officers on its management matters. For 2019, Teekay Tankers reimbursed Teekay Corporation $1.764 million for time spent by Teekay Tankers’ executive officers on management matters pursuant to the Management Agreement, and Teekay Tankers paid an additional $0.506 million in the aggregate to the executive officers directly. In March 2019, Teekay Tankers granted awards of 99,056 Restricted Stock Units (RSUs) and 218,223 Stock Options to Teekay Tankers’ executive officers under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. The RSUs vest and become payable with respect to one-third of the shares on each of the first three anniversaries of the grant date and accrue dividends from the date of the grant to the date of vesting that are payable in additional shares. For each RSU that vests, the executive officer is entitled to receive one share of Class A common stock plus any reinvested dividends from the date of the grant to the date of vesting. The Stock Options also vest and become exercisable with respect to one-third of the shares under option on each of the first three anniversaries of the grant date. Teekay Tankers’ Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 14, 2020, is hereby incorporated by reference.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2018 and 2019 was KPMG LLP, Chartered Accountants. The following table shows the fees Teekay Tankers paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2018	2019
Audit Fees (1)	517	588
Tax Fees (2)	9	11

Total	526	599

(1)

Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	For 2018 and 2019, tax fees principally included corporate tax compliance fees.

No other services were provided to Teekay Tankers by the auditors during 2018 or 2019.

The Audit Committee of the Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2018 and 2019.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay Tankers’ consolidated financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.

The Audit Committee manages Teekay Tankers’ relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay Tankers for such advice and assistance.

Teekay Tankers’ management has primary responsibility for preparing Teekay Tankers’ consolidated financial statements and Teekay Tankers’ financial reporting process. Teekay Tankers’ independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay Tankers’ audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2019 with Teekay Tankers’ management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as amended or modified.

3.

The Audit Committee has received the letter and written disclosures from the independent auditors required by Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Teekay Tankers’ audited consolidated financial statements be included in Teekay Tankers’ Annual Report on Form 20-F for 2019, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Sai W. Chu, Chair

Richard T. du Moulin

David Schellenberg